October 11, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR

Re:	Context Capital Funds, (File Nos. 333-191710, 811-22897) Request for Withdrawal of Amendment to Registration Statement on Form N-1A; Accession Number: 0001534424-16-001092

Dear Sir/Madam,

Context Capital Funds (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 14 to the Trust’s Registration Statement filed pursuant to Rule 485(b) on behalf of the Context Strategic Global Equity Fund on Tuesday, October 11, 2016 (accession number 0001534424-16-001092) (the “Filing”). The Trust has determined that the Filing was made in error as the financial printer inadvertently included XBRL data files as part of the Filing. The Filing should not have included the XBRL data files and these data files do not accurately reflect the fee table as listed in the registration statement. Therefore, it is in the best interests of the Trust and the public that the Filing be withdrawn. Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Filing be withdrawn.

The Trust notes that it has resubmitted the amendment to the Trust’s Registration Statement on behalf of the Context Strategic Global Equity Fund without XBRL data files. (accession number: 0001534424-16-001095).

Should you have any questions, please feel free to contact me at 614-416-9059.

Sincerely,

/s/ David Bunstine

David Bunstine

President